UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 29, 2005

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from             to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Capital Accumulation Plan

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation

1 Hormel Place

Austin, MN   55912

507-437-5611

Capital Accumulation Plan

Financial Statements and Schedule

Years Ended October 29, 2005, and October 30, 2004

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee

Capital Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of the Capital Accumulation Plan as of October 29, 2005, and October 30, 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 29, 2005, and October 30, 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of October 29, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement

Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Minneapolis, Minnesota
April 21, 2006

Capital Accumulation Plan

Statements of Net Assets Available for Benefits

	October 29, 2005	October 30, 2004
Assets
Investments	$23,098,367	$20,351,005
Contribution receivable from employer	24,016	21,663
Contribution receivable from participants	32,287	27,707
Net assets available for benefits	$23,154,670	$20,400,375

See accompanying notes.

Capital Accumulation Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 29, 2005	October 30, 2004
Additions:
Employer incentive and match contributions	$1,170,890	$1,086,829
Participant contributions	1,621,025	1,512,650
Employee rollover	391,865	157,904
Investment income	423,561	413,222
Total additions	3,607,341	3,170,605

Deductions:
Distributions to participants	1,990,775	1,152,482
Administrative expenses	35,889	46,292
Total deductions	2,026,664	1,198,774

Net realized and unrealized appreciation in fair market value of investments	1,173,618	1,287,980
Net increase	2,754,295	3,259,811
Net assets available for plan benefits at beginning of year	20,400,375	17,140,564
Net assets available for plan benefits at end of year	$23,154,670	$20,400,375

See accompanying notes.

Capital Accumulation Plan

Notes to Financial Statements

October 29, 2005

1. Significant Accounting Policies

The accounting records of the Capital Accumulation Plan (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). For separate accounts, fair value represents the net asset value of the fund shares, which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit-responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

All costs and expenses of administering the Plan are paid by the Plan unless paid by the plan sponsor.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is a contributory defined contribution plan covering certain employees of Rochelle Foods, LLC; Creative Contract Packaging, LLC; Park Ten Foods, Ltd.; Fort Dodge Foods, LLC; Diamond Crystal Brands, Inc. – Quakertown; and Osceola Foods, LLC. Employees generally become participants in the Plan on the enrollment date following six months of eligibility service, with respect to employee deferral contributions.

Effective April 4, 2005, eligible employees under the Lloyds Barbecue Company, LLC became covered under the Plan.

Each employee who elects to become a member of the Plan authorizes a deduction of
1% to 50% of their compensation for each pay period. The Plan contains a diversified selection of funds, intended to satisfy Section 404(c) of ERISA. The sponsor provides matching and fixed incentive contributions. These contributions vary according to employee classification and employer.

Each participant’s account is credited with the participant’s and the sponsor’s contributions and plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Participant contributions are always fully vested. Participants become vested 20% per year, over five years, in their company fixed incentive and company match accounts. Forfeitures used to reduce employer contributions for the years ended October 29, 2005, and October 30, 2004, were $36,977 and $54,986, respectively. Cumulative forfeited non-vested accounts as of October 29, 2005, and October 30, 2004, were $77,802 and $75,495, respectively.

Most benefits are paid upon termination of service in a lump-sum amount equal to the vested value of a participant’s account, unless an eligible participant elects to defer the payment. Complete details of payment provisions are described in a Summary Plan Description, available from the sponsor.

Participants may borrow from their accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Participants are required to make repayments of principal and interest through payroll deductions. Loans are secured by the balance in a participant’s account.

The sponsor has the right under the plan agreement to reduce, suspend, or discontinue its contribution to the Plan and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, each participant would become fully vested and the assets of the Plan would be distributed to the participants.

3. Investments

Interest rates paid by the investment contracts are determined at the time of purchase. The crediting interest rate on the Fixed Income Fund was 4.0% and 4.5% as of October 29, 2005, and October 30, 2004, respectively. The average yield on the Plan’s investment contract for the years ended October 29, 2005, and October 30, 2004, was 4.0% and 4.5%, respectively. Fair value of the investment contract was estimated to be approximately 98.4% and 97.0% of contract value as of October 29, 2005, and October 30, 2004, respectively. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the year ended October 29, 2005, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $1,173,618 as follows:

2005
Net appreciation in fair value during the year:
Separate trust accounts	$474,667
Pooled separate accounts	656,583
Nonpooled separate account	42,368
$1,173,618

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 29, 2005	October 30, 2004
Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:
Select Fundamental Value	$1,325,159	$1,256,364
Select Small Co. Value	1,452,896	1,431,576
Select Aggressive Growth Fund	1,193,022	1,107,633
Select Large Cap Value Fund	1,340,866	1,117,443

Separate trust accounts:
Investors Bank & Trust Company:
Manager’s Special Equity Fund	1,381,638	1,171,526
American Funds Euro Pacific Fund	1,411,087		*
American Funds Growth R4 Fund	1,231,534		*

Insurance company general account:
Massachusetts Mutual Life Insurance Company:
Fixed Income Fund	8,883,550	8,036,923

* Investment did not equal 5% or more of Plan’s net assets at plan year-end.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt. The plan sponsor agrees to take all steps necessary, if any, to maintain the Plan’s qualified status.

5. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Capital Accumulation Plan

EIN: 36-3889635

Plan: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

October 29, 2005

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Current Value

Nonpooled separate account:
Investors Bank & Trust Company:*
Hormel Stock Fund	15,743 units	$321,480

Insurance company general account:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	603,623 units	8,883,550

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Select Small Co. Value (Clover/TRP/EARNEST)	9,715 units	1,452,896
Select Large Cap Value Fund (Davis)	8,129 units	1,340,866
Select Fundamental Value (Wellington)	11,477 units	1,325,159
Select Aggressive Growth Fund (Sands)	19,087 units	1,193,022
Select Indexed Equity Fund (Northern Trust)	2,574 units	808,951
Premier Cord Bond (Babson Capital)	533 units	733,109
Conservative Journey	4,333 units	568,572
Total pooled separate accounts		7,422,575

Separate trust accounts:
Investors Bank & Trust Company:*
American Funds Euro Pacific Fund	88,813 units	1,411,087
Manager’s Special Equity Fund	118,705 units	1,381,638
American Funds Growth R4 Fund	94,926 units	1,231,534
Black Rock High Yield Bond	82,649 units	858,280
Total separate trust accounts:		4,882,539

Promissory notes*	Various notes from participants, bearing interest at 5.00% to 9.50%, due in various installments through June 2020	1,588,223
Total assets held at end of year		$23,098,367

*Indicates a party in interest to the Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

CAPITAL ACCUMULATION PLAN

Date:	April 27, 2006	By	/s/M. J. McCOY
M. J. McCOY
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description

23	Consent of Independent Registered Public Accounting Firm